Mail Stop 3720

April 26, 2007

Mr. Ricardo Knoepfelmacher
Chief Executive Officer
Brasil Telecom S.A.
SIA/Sul, ASP, Lote D, Bloco B
71215-000 - Setor de Indústria, Brasília, DF, Brazil

     Re: **Brasil Telecom S.A.**
              Form 20-F for Fiscal Year Ended December 31, 2005
              Filed June 30, 2006
              File No. 1-15256

Dear Mr. Knoepfelmacher:

     We have completed our review of your Form 20-F and related filings and do not, at this time, have any further comments.

                       Sincerely,

                       Larry Spirgel
                       Assistant Director